

Mail Stop 3720

July 16, 2009

Martin R. Gausvik
Executive Vice President and Chief Financial Officer
Cumulus Media Inc.
3280 Peachtree Road, N.W.
Suite 2300
Atlanta, GA 30305

> **Re: Cumulus Media Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed March 16, 2009**
> **And Documents Incorporated by Reference**
> **File No. 000-24525**

Dear Mr. Gausvik:

We have reviewed your response letter filed July 2, 2009 as well as your filing and have the following comments.

We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2008

Critical Accounting Policies and Estimates, page 51

1. We refer to your response to comment 2. We note that your current accounting policy allows you to selectively record goodwill impairment charges rather than recording them in accordance with the model prescribed by SFAS 142. Accordingly, we believe that you should only perform step 2 of the goodwill impairment test when the carrying value of the reporting unit exceeds its fair value as stated in paragraph 19 of SFAS 142. Further, we note that you recorded an impairment charge of $1.5 million during 2008. However, it is unclear from your response and disclosures whether you used such policy in previous periods. To help us understand the impact of your error in your financial statements, please provide us with a materiality analysis for all years presented.

Martin R. Gausvik
Cumulus Media Inc.
July 16, 2009
Page 2

Item 9A. Controls and Procedures, page 55

2. We note your response to prior comment 8. Unless there are in fact changes in your internal controls in future filings please remove this disclosure as it is confusing to users of the financial statements.

Definitive Proxy Statement filed April 21, 2009

Executive Compensation, page 11

3. We note your responses to comments nine, 10 and 11 from our letter dated June 5, 2009, as well as your proposed disclosure in Exhibit C to your response letter. Please supplement your disclosure in future filings to explain more specifically the basis for the different base salaries, cash bonuses and annual and long-term incentives awarded to each named executive officer. For example, such disclosure should address the compensation committee's consideration of "the contributions and responsibilities of *each* named executive officer" (emphasis added) that resulted in the approval of significantly different discretionary cash awards for Messrs. Gusvik, Pinch and J. Dickey. See Item 402(b)(2)(vii) of Regulation S-K.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Ivette Leon, Assistant Chief Accountant (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Advisor, at (202) 551-3367, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director